Exhibit 99.1
E-House Reports Second Quarter 2009 Results
Second Quarter 2009 Revenues Grew 48% Year-Over-Year;
Second Quarter 2009 Net Income Grew 65% Year-Over-Year
SHANGHAI, China, August 12, 2009 — E-House (China) Holdings Limited (“E-House” or the “Company”) (NYSE: EJ), a leading real estate services company in China, today announced its unaudited financial results for the fiscal quarter and six months ended June 30, 2009.
Financial and Operating Highlights
•	Total gross floor area (“GFA”) of new properties sold reached 2.7 million square meters in the second quarter of 2009, an increase of 183% from 1.0 million square meters for the same quarter in 2008. Total value of new properties sold was $3.0 billion in the second quarter of 2009, an increase of 172% from $1.1 billion for the same quarter in 2008.

•	Total revenues were $63.5 million for the second quarter of 2009, an increase of 48% from $43.0 million for the same quarter in 2008.

•	Net income was $19.3 million, or $0.24 per ADS, for the second quarter of 2009, an increase of 65% from $11.7 million, or $0.14 per ADS, for the same quarter in 2008.

•	Net income excluding share-based compensation expenses (non-GAAP) was $21.4 million, or $0.27 per ADS (non-GAAP), for the second quarter of 2009, an increase of 68% from $12.7 million, or $0.15 per ADS (non-GAAP), for the same quarter in 2008. (See “About Non-GAAP Financial Measures” and “Reconciliation of GAAP and Non-GAAP Results” below for more information about the non-GAAP financial measures included in this press release.)
“I am pleased to report a solid second quarter in which E-House delivered strong growth in both revenues and profits,” said Mr. Xin Zhou, E-House’s chairman and chief executive officer. “We have long believed that E-House’s business model and strategy will make us one of the earliest and biggest beneficiaries when China’s real estate sector begins a recovery, and our second quarter results validate this belief. As real estate transaction volume staged an impressive rebound across the country since the start of the spring, we have continued to outperform the market with strong growth in both primary agency and secondary brokerage segments. Moreover, our information and consulting segment continues its solid growth, and our new advertising segment has started to make meaningful contributions to our revenues. Overall, our business is firing on all cylinders.”
Mr. Zhou continued, “Looking forward to the second half of 2009, we are confident in the Chinese government’s continued commitment to stimulate economic growth and maintain stable development of the real estate industry. As in the past, E-House is very well positioned to take advantage of the favorable market conditions given our strong project pipeline, brand recognition and execution capabilities. We are confident that we can build on the solid results of the first half and continue strong revenue growth in the second half of 2009. Furthermore, we believe that our revenue increase, coupled with effective cost control, will result in even better profit growth and higher profit margin.”
Mr. Li-Lan Cheng, E-House’s chief financial officer added, “Our second quarter results clearly reflect the strong recovery of the Chinese real estate industry, but also demonstrate our ability to leverage the favorable market conditions to deliver better results. The growth in our transaction volume again outstripped market average, indicating our continued rise in market share. Also, we were able to achieve revenue growth while keeping our cost base relatively stable, allowing us to deliver improved net profit margin compared to the second quarter of 2008. Given our projected revenue growth and higher average commission rate in the second half, we can expect further improvements in our profit margins.”
Financial Results for the Second Quarter of 2009
Revenues
Second quarter total revenues were $63.5 million, an increase of 48% from $43.0 million for the same quarter of 2008. For the first half of 2009, total revenues were $96.3 million, an increase of 26% from $76.2 million for the same period in 2008.
Primary Real Estate Agency Services
Second quarter revenues from primary real estate agency services were $41.2 million, an increase of 46% from $28.3 million for the same quarter of 2008. This increase was mainly due to a 183% increase in total GFA and a 172% increase in total transaction value of new properties sold, partially offset by a lower average commission rate of 1.4% in the second quarter of 2009, compared to 2.6% for the same period in 2008. (See “Selected Operating Data” below for more details on total GFA and total transaction value of new properties sold.) For the first half of 2009, revenues from primary real estate agency services were $58.6 million, an increase of 17% from $50.1 million for the same period in 2008. Total GFA and transaction value of new properties sold increased by 160% and 137%, respectively, for the first half of 2009 compared to the same period of 2008, partially offset by a lower average commission rate of 1.3% compared to 2.7% for the same period of 2008. The Company expects its average commission rate to gradually increase in the second half of 2009 as higher transaction volume and value will result in more bonus commissions being recognized upon achieving specified sales targets.
Secondary Real Estate Brokerage Services
Second quarter revenues from secondary real estate brokerage services were $5.7 million, an increase of 76% from $3.3 million for the same quarter of 2008. The increase was mainly due to higher total secondary real estate transaction volume under improved market conditions, despite a decrease in the total number of the secondary real estate brokerage stores E-House operated to 113 as of June 30, 2009, from 161 stores as of June 30, 2008. For the first half of 2009, revenues from secondary real estate brokerage services were $8.7 million, an increase of 43% from $6.1 million for the same period in 2008.
Real Estate Consulting and Information Services
Second quarter revenues from real estate consulting and information services were $13.7 million, an increase of 23% from $11.2 million for the same quarter of 2008. The increase was primarily due to an increase in the number and size of consulting projects completed for real estate developers as well as an increase in the number of paid subscriptions to E-House’s CRIC database system as the Company further expanded coverage and marketing of the CRIC database. For the first half of 2009, revenues from real estate consulting and information services were $24.6 million, an increase of 26% from $19.5 million for the same period in 2008.
Real Estate Advertising Services
E-House began a new business segment, real estate advertising services, in the second half of 2008, in which the Company offers real estate advertising design and agency services. Revenues from this business segment were $2.6 million for the second quarter of 2009 and $3.9 million for the first half of 2009.

Cost of Revenues
Second quarter cost of revenues was $13.4 million, an increase of 83% from $7.3 million for the same quarter of 2008. The increase was mainly due to higher salaries and commissions paid to the Company’s sales staff and higher operating costs incurred at sales offices as a result of higher transaction volume and value of new properties sold. The growth in real estate advertising services also contributed to the increase in cost of revenues in the second quarter due to additional costs for purchasing advertising spaces for sale. For the first half of 2009, cost of revenues was $23.2 million, an increase of 74% from $13.3 million for the same period in 2008.
Selling, General and Administrative Expenses
Second quarter selling, general and administrative expenses were $26.1 million, an increase of 41% from $18.4 million for the second quarter of 2008. The increase was primarily due to an increase in staff salaries and provision for performance-based bonuses. The increase was also due to higher share-based compensation expenses as a result of share options granted in 2008 and 2009. For the first half of 2009, selling, general and administrative expenses were $45.9 million, an increase of 37% from $33.6 million for the same period in 2008. Second quarter selling, general and administrative expenses increased by $6.2 million, or 31%, from the first quarter of 2009, with the biggest increase arising from a higher provision for performance-based bonuses as a result of improved outlook for full year financial results.
Income from Operations
Second quarter income from operations was $24.0 million, an increase of 40% from $17.2 million for the same quarter of 2008. Income from operations excluding share-based compensation expenses (non-GAAP) for the second quarter of 2009 was $26.1 million, an increase of 43% from $18.2 million for the same quarter of 2008. For the first half of 2009, income from operations was $27.2 million, compared to $29.2 million for the same period in 2008. Income from operations excluding share-based compensation expenses (non-GAAP) for the first half of 2009 was $30.9 million compared with $31.0 million for the same period in 2008.
Net Income Attributable to Shareholders
Second quarter net income attributable to shareholders was $19.3 million, an increase of 65% from $11.7 million for the same quarter of 2008. Second quarter net income attributable to shareholders excluding share-based compensation expenses (non-GAAP) was $21.4 million, an increase of 68% from $12.7 million for the same quarter of 2008. Besides an increase in income from operations, the increase in net income attributable to shareholders also benefited from a decrease in interest expense after the Company repaid all outstanding bank loans and a lower effective tax rate due to the preferential tax rate applied to one of the Company’s wholly owned subsidiaries in the real estate consulting and information services segment. For the first half of 2009, net income attributable to shareholders was $26.4 million, an increase of 29% from $20.4 million for the same period in 2008. Net income attributable to shareholders excluding share-based compensation expenses (non-GAAP) was $30.2 million, an increase of 36% from $22.2 million for the same period in 2008.
Cash Flow
As of June 30, 2009, the Company had a cash balance of $194.0 million. Second quarter 2009 net cash inflow from operating activities was $42.6 million, mainly due to the net income of $19.3 million, a decrease in customer deposits of $7.0 million and an increase in deposit payables of $10.0 million, partially offset by a payment of $8.2 million for a 20-year lease over an office building, which the Company uses as its corporate office, and an increase in accounts receivable of $8.5 million.

Business Outlook
The Company estimates that its revenues for the third quarter of 2009 will be in the range of $78 million to $80 million, an increase of 98% to 103% over the same quarter in 2008. This forecast reflects the Company’s current and preliminary view, which is subject to change.
Conference Call Information
E-House’s management will host an earnings conference call on August 12, 2009 at 8 a.m. U.S. Eastern Time (8 p.m. Beijing/Hong Kong time).
Dial-in details for the earnings conference call are as follows:

U.S./International:	+1-857-350-1597
Hong Kong:	+852-3002-1672
Mainland China:	10-800-130-0399
Please dial in 10 minutes before the call is scheduled to begin and provide the passcode to join the call. The passcode is “E-House earnings call.”
A replay of the conference call may be accessed by phone at the following number until August 26, 2009:

International:	+1-617-801-6888
Passcode:	48008510
Additionally, a live and archived webcast along with the transcript of the conference call will be available at http://ir.ehousechina.com.
About E-House
E-House (China) Holdings Limited (“E-House”) (NYSE: EJ) is a leading real estate services company in China. Since its inception in 2000, E-House has experienced rapid growth and is China’s largest real estate agency and consulting services company with a presence in more than 30 cities. In addition to its national presence, E-House offers a wide range of services to the real estate industry through its various business segments including primary sales agency, secondary brokerage, consulting and information services, advertising and investment management. E-House has received numerous awards for its innovative and high-quality services, including “China’s Best Company” from the National Association of Real Estate Brokerage and Appraisal Companies and “China Enterprises with the Best Potential” from Forbes. E-House believes it has the largest and most comprehensive real estate database system in China, providing up-to-date and in-depth information covering residential and commercial real estate properties in all major regions in China. For more information about E-House, please visit http://www.ehousechina.com.
Safe Harbor: Forward-Looking Statements
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “may,” “intend,” “confident,” “is currently reviewing,” “it is possible,” “subject to” and similar statements. Among other things, the Business Outlook section and quotations from management in this press release, as well as E-House’s strategic and operational plans, contain forward-looking statements. E-House may also make written or oral forward-looking statements in its reports with the U.S. Securities and Exchange Commission on Forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about E-House’s beliefs and expectations, are forward-looking statements and are subject to change, and such change may be material and may have a material adverse effect on the Company’s financial condition and results of operations for one or more prior periods. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained, either expressly or impliedly, in any of the forward-looking statements in this press release. Potential risks and uncertainties include, but are not limited to, a severe or prolonged downturn in the global economy, E-House’s susceptibility to fluctuations in the real estate market of China, government measures aimed at China’s real estate industry, failure of the real estate services industry in China to develop or mature as quickly as expected, diminution of the value of E-House’s brand or image, E-House’s inability to successfully execute its strategy of expanding into new geographical markets in China, E-House’s failure to manage its growth effectively and efficiently, E-House’s failure to successfully execute the business plans for its strategic alliances and other new business initiatives, E-House’s loss of its competitive advantage if it fails to maintain and improve its proprietary CRIC system or to prevent disruptions or failure in the system’s performance, E-House’s failure to compete successfully, fluctuations in E-House’s results of operations and cash flows, E-House’s reliance on a concentrated number of real estate developers, and other risks outlined in E-House’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and E-House does not undertake any obligation to update any such information, except as required under applicable law.
About Non-GAAP Financial Measures
To supplement E-House’s consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), E-House uses the following measures defined as non-GAAP financial measures by the United States Securities and Exchange Commission: net income attributable to shareholders excluding share-based compensation expenses, income from operations excluding share-based compensation expenses, and net income per ADS excluding share-based compensation expenses. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliation of GAAP and non-GAAP Results” set forth at the end of this press release.
E-House believes that these non-GAAP financial measures provide meaningful supplemental information regarding its operating performance and liquidity by excluding share-based compensation expenses that may not be indicative of its operating performance from a cash perspective. E-House believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing its operating performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to E-House’s historical performance and liquidity. E-House will compute its non-GAAP financial measures using the same consistent method from quarter to quarter. E-House believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using non-GAAP financial measures excluding share-based compensation expenses is that share-based compensation charge has been and will continue to be for the foreseeable future a significant recurring expense in our business. Management compensates for these limitations by providing specific information regarding the GAAP amount excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliation between non-GAAP financial measures and their most comparable GAAP financial measures.

For investor and media inquiries please contact:
In China
Michelle Yuan
Manager, Investor Relations
E-House (China) Holdings Limited
Phone: +86 (21) 6133-0770
E-mail: liyuan@ehousechina.com
Cathy Li
Ogilvy Financial, Beijing
Phone: +86 (10) 8520-6104
E-mail: cathy.li@ogilvy.com
In the U.S.
Jessica Barist Cohen
Ogilvy Financial, New York
Phone: +1 (646) 460-9989
Email: jessica.cohen@ogilvypr.com

E-HOUSE (CHINA) HOLDINGS LIMITED
UNAUDITED CONSOLIDATED BALANCE SHEET
(In thousands of U.S. dollars)

	December 31,	June 30,
	2008	2009
ASSETS
Current assets
Cash and cash equivalents	225,663	194,045
Restricted cash	23,931	7,667
Marketable securities	8,096	—
Customer deposits	71,856	97,246
Unbilled accounts receivable, net	83,617	89,423
Accounts receivable, net	36,668	36,542
Properties held for sale	1,065	6,043
Prepaid expenses and other current assets	29,286	27,600
Amounts due from related parties	749	1,946

Total current assets	480,931	460,512
Property, plant and equipment, net	9,622	12,651
Intangible assets, net	3,433	3,372
Investment in affiliates	5,062	5,448
Goodwill	7,458	7,024
Other non-current assets	13,407	24,018

Total assets	519,913	513,025

Current liabilities
Short-term borrowings	21,947	—
Accounts payable	1,492	2,683
Accrued payroll and welfare expenses	11,629	17,069
Income tax payable	17,560	19,874
Other tax payable	6,638	6,891
Amounts due to related parties	622	475
Deposit payables	39,212	9,953
Other current liabilities	9,572	15,130

Total current liabilities	108,672	72,075
Deferred tax liabilities	706	698
Other non-current liabilities	3,546	3,522

Total liabilities	112,924	76,295
Commitments and contingencies
EQUITY:
E-House shareholders’ equity:
Ordinary share ($0.001 par value): 1,000,000,000 and 1,000,000,000 shares authorized, 79,769,481 and 79,640,937 shares issued and outstanding, as of December 31, 2008 and June 30, 2009, respectively	80	80
Additional paid-in capital	301,812	305,312
Retained earnings	85,295	110,883
Accumulated other comprehensive income	16,110	16,188

Total E-House shareholders’ equity	403,297	432,463
Non-controlling interest*	3,692	4,267

Total equity	406,989	436,730

TOTAL LIABILITIES AND EQUITY	519,913	513,025

E-HOUSE (CHINA) HOLDINGS LIMITED
UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands of U.S. dollars, except share data and per share data)

	Three months ended		Six months ended
	June 30,		June 30,
	2008	2009	2008	2009
Revenues:
Primary real estate agency services	28,268	41,195	50,145	58,587
Secondary real estate brokerage services	3,255	5,718	6,097	8,704
Real estate consulting and information services	11,187	13,706	19,459	24,586
Advertising services	—	2,612	—	3,914
Others	250	250	500	500

	42,960	63,481	76,201	96,291
Cost of revenues	(7,304)	(13,367)	(13,311)	(23,181)
Selling, general and administrative expenses	(18,435)	(26,070)	(33,643)	(45,948)

Income from operations	17,221	24,044	29,247	27,162

Interest expenses	(885)	—	(1,134)	(216)
Interest income	315	203	911	419
Other income, net	(575)	255	(1,353)	5,135

Income before taxes, equity in affiliates and non-controlling interest	16,076	24,502	27,671	32,500
Income tax expense	(4,201)	(4,700)	(7,000)	(6,167)

Income before equity in affiliates and non-controlling interest	11,875	19,802	20,671	26,333
Income from investment in affiliates	—	300	—	385
Net income	11,875	20,102	20,671	26,718

Net Income to Non-controlling interest *	(130)	(756)	(248)	(307)

Net income attributable to shareholders	11,745	19,346	20,423	26,411

Earnings per share:
Basic	0.14	0.24	0.25	0.33
Diluted	0.14	0.24	0.25	0.33
Shares used in computation:
Basic	82,473,759	79,541,611	81,418,814	79,540,143
Diluted	82,832,024	80,244,028	81,835,790	79,934,917

Notes

*	Reflects implementation of SFAS No.160 Non-controlling Interest in Consolidated Financial Statements-an amendment of ARB No.51

Note 1	The conversion of Renminbi (“RMB”) amounts into USD amounts is based on the rate of USD1 = RMB6.8319 on June 30, 2009 and USD1 = RMB6.8313 for the three months ended June 30, 2009.

E-HOUSE (CHINA) HOLDINGS LIMITED
Reconciliation of GAAP and Non-GAAP Results
(In thousands of U.S. dollars, except share data and per share data)

	Three months ended June 30,		Six months ended June 30,
	2008	2009	2008	2009
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
GAAP income from operations	17,221	24,044	29,247	27,162

Share-based compensation	986	2,044	1,739	3,743

Non-GAAP income from operations	18,207	26,088	30,986	30,905

GAAP net income attributable to shareholders	11,745	19,346	20,423	26,411

Share-based compensation expenses	986	2,044	1,739	3,743

Non-GAAP net income attributable to shareholders	12,731	21,390	22,162	30,154

GAAP income per ADS — basic	0.14	0.24	0.25	0.33

GAAP income per ADS — diluted	0.14	0.24	0.25	0.33

Non-GAAP income per ADS — basic	0.15	0.27	0.27	0.38

Non-GAAP income per ADS — diluted	0.15	0.27	0.27	0.38

Shares used in calculating basic GAAP /Non-GAAP income attributable to shareholders per ADS	82,473,759	79,541,611	81,418,814	79,540,143

Shares used in calculating diluted GAAP / Non-GAAP income attributable to shareholders per ADS	82,832,024	80,244,028	81,835,790	79,934,917

E-HOUSE (CHINA) HOLDINGS LIMITED
SELECTED OPERATING DATA

	Three months ended		Six months ended
	June 30,		June 30,
	2008	2009	2008	2009
Primary real estate agency service
Total Gross Floor Area (“GFA”) of new properties sold (thousands of square meters)	955	2,706	1,567	4,078
Total value of new properties sold (millions of $)	1,096	2,980	1,871	4,441